Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF INLIF LIMITED
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON January 9, 2026

The undersigned shareholder of INLIF LIMITED, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated December 18, 2025, and hereby appoints either of Wenzao Huang or Yunjun Huang or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:00 a.m. Eastern Time, on January 9, 2026, at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting dated December 18, 2025.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.	a proposal to approve, by ordinary resolution, with immediate effect, the increase of the Company’s authorized share capital from US$50,000 divided into 350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$350,000 divided into 3,350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each (the “Share Capital Increase”);

2.	a proposal to approve, by special resolution, subject to and immediately following the Share Capital Increase being effected, the Company adopting amended and restated memorandum and articles of association (“A&R M&A”), substantially in the form of Exhibit A attached to the Notice of 2026 Extraordinary General Meeting and the Proxy Statement, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect the Share Capital Increase;

3.	a proposal to approve, by ordinary resolution, conditional upon the determination of a consolidation ratio by the board of Directors (the “Board of Directors”) to effectuate consolidation of all of the authorized (including the issued and outstanding and unissued but authorized) shares of the Company (collectively, the “Shares”) at any one time or multiple times within a period of three (3) years from the date of the Meeting at the consolidation ratio and effective time as the Board of Directors may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association;

4.	a proposal to approve, by special resolution, the Company adopting an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation upon its effectiveness; and

5.	a proposal, by ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

For online voting, please visit https://shareholders.transhare.com/pxlogin and enter your Proxy Control Number.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back or cast your vote online as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the Extraordinary General Meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:	RESOLVED, AS AN ORDINARY RESOLUTION, that the Company’s authorized share capital be immediately increased from US$50,000 divided into 350,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 150,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, to US$350,000 divided into 3,350,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 150,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.	☐	☐	☐
PROPOSAL NO. 2:	RESOLVED, AS A SPECIAL RESOLUTION, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum and articles of association (“A&R M&A”), substantially in the form of Exhibit A attached hereto, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to reflect the Share Capital Increase.	☐	☐	☐

PROPOSAL NO. 3:

RESOLVED, AS AN ORDINARY RESOLUTION:

(a) conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors may determine:

(i) all of the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times within a period of three (3) years from the date of the Meeting, at the exact consolidation ratio and effective time as the Board of Directors may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association;

(ii) no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, any fractional share be rounded to the nearest whole share at the participant level; and

(iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion;

(b) any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board of Directors in its sole discretion.

		☐	☐	☐
PROPOSAL NO. 4:	RESOLVED, AS A SPECIAL RESOLUTION, subject to and immediately following a Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation upon its effectiveness.	☐	☐	☐
PROPOSAL NO. 5:	RESOLVED, AS AN ORDINARY RESOLUTION, to adjourn the meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the Extraordinary General Meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here

Date:

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